Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

THE CERTIFICATE OF INCORPORATION

OF

KAIROS PHARMA, LTD.

Kairos Pharma, Ltd., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

A.	The Corporation was originally incorporated, and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 10, 2023, under the name “Kairos Pharma, Ltd.”

B.	This Certificate of Amendment to the Certificate of Incorporation (the “Certificate of Amendment”) was duly adopted by the Board of Directors of the Corporation in accordance with Sections 141 and 242 of the General Corporation Law of the State of Delaware.

Article IV, Section 4.1 of the Certificate is hereby amended and restated to read in its entirety as follows:

“ARTICLE IV

Section 4.1. The total number of shares of all classes of stock that the Corporation has authority to issue is 120,000,000 shares, consisting of two classes: 100,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), and 20,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).

Effective as of 12:01 AM Eastern time on September 1, 2026 (the “Effective Time”) each seven (7) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding shall be combined into one share of Common Stock, par value $0.001 per share, of the Corporation (the “Reverse Stock Split”). No fractional shares shall be issued. Any fractional shares that would otherwise be issuable as a result of the Reverse Stock Split will be rounded up to the nearest whole share; provided, that where shares are held in certificated form, the surrender of a stockholder’s Old Certificates (as defined below) will be required. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional share interests as described above.”

C.	This Certificate of Amendment shall be effective as of the Effective Time.

D.	This Certificate of Amendment was submitted to the stockholders of the Corporation and was duly adopted and approved in accordance with the provisions of Section 242 of General Corporate Law of the State of Delaware at the annual meeting of the stockholders of the Corporation.

IN WITNESS WHEREOF, Kairos Pharma, Ltd. has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation on August 21, 2026.

Kairos Pharma, Ltd.

By:	/s/ John S. Yu
Name:	John S. Yu
Title:	Chief Executive Officer